

Ron Mandelbaum · 3rd

VP - Business Development at Noble Conservation Solutions

Greater Minneapolis-St. Paul Area · 500+ connections ·

Contact info

Noble Conservation Solutions

 **The University of Ka**

Experience

VP, Business Development

Noble Conservation Solutions

Jan 2008 – Present · 12 yrs 8 mos

Greater Minneapolis-St. Paul, MN Area

Noble Conservation Solutions helps smart companies leverage the profitable economics of energy conservation.

- Noted business and sales strategist directing and supporting nationwide initiatives for aggressive development on behalf of small and medium sized businesses as well as leading Fortune 500 companies.

- Spearhead sales and business processes to include benchmarking, strategy, and management; implement sustainability strategies to solidify brand and tactical positioning for an environmental management consulting company. **...see mor**



Vice-President, Business Development

Materials Processing Corporation

Jan 2007 – Dec 2007 · 12 mos

Eagan, MN

- Recognized business strategist who maintained steady growth and organizational stability by winning loyalty and trust of staff during extensive restructuring of personnel and operations; grew multiple sales distributions for electronic/computer e-waste recycling capabilit

see mor

Imagined new concepts in telemarketing campaigns, laid tactical groundwork for p ...



CEO/Executive Director, North Central Affiliate

Tandem HR

Jan 2004 – Dec 2006 · 3 yrs

Greater Minneapolis-St. Paul, MN Area

- Led executive planning, development, and launch of a Minneapolis affiliate of a Chicago-based Professional Employer Organization; created a viable strategic outsourced human resources solution for small to mid-size businesses.
- Planned, facilitated, and created a division identifying personnel in low **…see mor**



Director of Sales -- Strategic Indirect Accounts

AT&T Wireless

Feb 1998 – Dec 2003 · 5 yrs 11 mos

Bloomington, MN

- Fielded swift promotions as top tier portfolio manager demonstrating superior negotiations acumen and an affinity for channel sales development and global relationships -- Account Executive > Global Wireless Account Manager > Director of Sales, Indirect Channel > Director of Sales, Strategic Indirect Accounts. **…see mor**

Education



The University of Kansas

Bachelors, Advertising & Marketing

1983 – 1987

Activities and Societies: Founding Father, Rechartered Chapter of Alpha Epsilon Pi Fraternity

The Barstow School

Licenses & Certifications

AT&T Global Training Initiative

Dale Carnegie Sales and Leadership Training

Executive Leadership Skills

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